UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, v. ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, AND ABILITY INC., Defendants.	C.A. No. 1:19-CV-05705

CONSENT OF DEFENDANT ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD.

1. Defendant Ability Computer & Software Industries Ltd. ("Defendant") having waived service of a summons and the complaint in this action, enters a general appearance, and admits the Court's jurisdiction over Defendant and over the subject matter of this action.

2. Without admitting or denying the allegations of the complaint (except as provided herein in paragraph 11 and except as to personal and subject matter jurisdiction, which Defendant admits), Defendant hereby consents to the entry of the Judgment in the form attached hereto (the "Judgment") and incorporated by reference herein, which, among other things, permanently restrains and enjoins Defendant from violations of Section 10(b) of the Exchange Act of 1934 ("Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5], Section 17(a) of the Securities Act of 1933 ("Securities Act") [15 U.S.C. § 77q(a)], and Section 14(a) of the Exchange Act [15 U.S.C. § 78n(a)] and Rule 14a-9 thereunder [17 § C.F.R. 240.14a-9].

3. Defendant agrees that the Court shall order disgorgement of ill-gotten gains, prejudgment interest thereon, and a civil penalty pursuant to Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)] and Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)]. Defendant further agrees that the amounts of the disgorgement and civil penalty shall be determined by the Court upon motion of the Commission, and that prejudgment interest shall be calculated from December 23, 2015, based on the rate of interest used by the Internal Revenue Service for the underpayment of federal income tax as set forth in 26 U.S.C. § 6621(a)(2). Defendant further agrees that in connection with the Commission's motion for disgorgement and/or civil penalties, and at any hearing held on such a motion: (a) Defendant will be precluded from arguing that it did not violate the federal securities laws as alleged in the Complaint; (b) Defendant may not challenge the validity of this Consent or the Judgment; (c) solely for the purposes of such motion, the allegations of the Complaint shall be accepted as and deemed true by the Court; and (d) the Court may determine the issues raised in the motion on the basis of affidavits, declarations, excerpts of sworn deposition or investigative testimony, and documentary evidence, without regard to the standards for summary judgment contained in Rule 56(c) of the Federal Rules of Civil Procedure. In connection with the Commission's motion for disgorgement and/or civil penalties, the parties may take discovery, including discovery from appropriate non-parties.

4. Defendant waives the entry of findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure.

5. Defendant waives the right, if any, to a jury trial and to appeal from the entry of the Judgment.

6. Defendant enters into this Consent voluntarily and represent that no threats,

offers, promises, or inducements of any kind have been made by the Commission or any member, officer, employee, agent, or representative of the Commission to induce Defendant to enter into this Consent.

7. Defendant agrees that this Consent shall be incorporated into the Judgment with the same force and effect as if fully set forth therein.

8. Defendant will not oppose the enforcement of the Judgment on the ground, if any exists, that it fails to comply with Rule 65(d) of the Federal Rules of Civil Procedure, and hereby waive any objection based thereon.

9. Defendant waives service of the Judgment and agree that entry of the Judgment by the Court and filing with the Clerk of the Court will constitute notice to Defendant of its terms and conditions. Defendant further agrees to provide counsel for the Commission, within thirty days after the Judgment is filed with the Clerk of the Court, with an affidavit or declaration stating that Defendant has received and read a copy of the Judgment.

10. Consistent with 17 C.F.R. § 202.5(f), this Consent resolves only the claims asserted against Defendant in this civil proceeding. Defendant acknowledges that no promise or representation has been made by the Commission or any member, officer, employee, agent, or representative of the Commission with regard to any criminal liability that may have arisen or may arise from the facts underlying this action or immunity from any such criminal liability. Defendant waives any claim of Double Jeopardy based upon the settlement of this proceeding, including the imposition of any remedy or civil penalty herein. Defendant further acknowledges that the Court's entry of a permanent injunction may have collateral consequences under federal or state law and the rules and regulations of self-regulatory organizations, licensing boards, and other regulatory organizations. Such collateral consequences include, but are not limited to, a

statutory disqualification with respect to membership or participation in, or association with a member of, a self-regulatory organization. This statutory disqualification has consequences that are separate from any sanction imposed in an administrative proceeding. In addition, in any disciplinary proceeding before the Commission based on the entry of the injunction in this action, Defendant understands that it shall not be permitted to contest the factual allegations of the complaint in this action.

11. Defendant understands and agree to comply with the terms of 17 C.F.R. § 202.5(e), which provides, in part, that it is the Commission's policy "not to permit a defendant or respondent to consent to a judgment or order that imposes a sanction while denying the allegations in the complaint or order for proceedings," and "a refusal to admit the allegations is equivalent to a denial, unless the defendant or respondent states that he neither admits nor denies the allegations." As part of Defendant's agreement to comply with the terms of Section 202.5(e), Defendant: (i) will not take any action or make or permit to be made any public statement denying, directly or indirectly, any allegation in the complaint or creating the impression that the complaint is without factual basis; (ii) will not make or permit to be made any public statement to the effect that Defendant do not admit the allegations of the complaint, or that this Consent contains no admission of the allegations, without also stating that Defendant does not deny the allegations; (iii) upon the filing of this Consent, Defendant hereby withdraws any papers filed in this action to the extent that they deny any allegation in the complaint; and (iv) stipulate solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. § 523, that the allegations in the complaint are true, and further, that any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Defendant under the Judgment or any other judgment, order, consent order, decree or settlement agreement entered in

connection with this proceeding, is a debt for the violation by Defendant of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. § 523(a)(19). If Defendant breaches this agreement, the Commission may petition the Court to vacate the Judgment and restore this action to its active docket. Nothing in this paragraph affects Defendant's: (i) testimonial obligations; or (ii) right to take legal or factual positions in litigation or other legal proceedings in which the Commission is not a party.

12. Defendant hereby waives any rights under the Equal Access to Justice Act, the Small Business Regulatory Enforcement Fairness Act of 1996, or any other provision of law to seek from the United States, or any agency, or any official of the United States acting in his or her official capacity, directly or indirectly, reimbursement of attorney's fees or other fees, expenses, or costs expended by Defendant to defend against this action. For these purposes, Defendant agrees that Defendant are not the prevailing party in this action since the parties have reached a good faith settlement.

13. Defendant agrees that the Commission may present the Judgment to the Court for signature and entry without further notice.

14. Defendant agrees that this Court shall retain jurisdiction over this matter for the purpose of enforcing the terms of the Judgment.

Ability Computer & Software Industries Ltd.

By: Avi Levin
[Name of person signing for entity]
[Title] CFO

[Address]

On 5.12, 2019 Avi Lavin, a person known to me, personally appeared before me and acknowledged executing the foregoing Consent with full authority to do so on behalf of ____________ as its ____________.

Notary Public
Commission expires:
17.7.2050

NOTAIRE * איתי פיינה ITAY FAINA * NOTARY

Approved as to form:

Michael A. Unger, MWE, 500 N. Capitol, DC, 202-756-8054
[Defense attorney's name, address, and telephone number]
Attorney for Defendant

NOTAIRE * איתי פיינה ITAY FAINA * NOTARY

Serial.........................

Form No. 1

AUTHENTICATION OF SIGNATURE

I, the undersigned, Itay Faina Notary holding license no. 215287 hereby certify that on 5.12.19 appeared before me at my offices located at zarhin 13 ranana at the Mr. Avi Levin

whose identity has been proven to me by passport (Israel) number 22438995 issued on 11.8.15

And I am convinced that the person standing before me understood fully the significance of the action and voluntarily signed the attached document marked with the number 1

In witness whereof, I hereby authenticate the signature of Mr. Avi Levin

by my own signature and seal this day 5.12.19

Notary fee 585 NIS

Signature

seal

מספר סידורי /19

טופס מס׳ 1

אימות חתימה

אני החתום מטה איתי פיינה נוטריון בעל רישיון מספר 215287 מאשר כי ביום 5.12.19 ניצב לפני במשרדי זרחין 13 רעננה מר אבי לוין שזהותו הוכחה לי על פי דרכון ישראלי מספר 22438995 שהונפק ביום 11.8.15

ושוכנעתי כי הניצב בפני הבין הבנה מלאה את משמעות הפעולה וחתם מרצונו החופשי על המסמך המצורף והמסומן במספר 1.

לראיה אני מאמת את חתימתו של מר אבי לוין בחתימת ידי ובחותמי, היום 5.12.19

שכר נוטריון 585 שקלים חדשים.

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